Exhibit 99.1

PRESS RELEASE

Hydrogenics Files Litigation Against American Power Conversion Corporation to Collect Termination Payment under Manufacturing and Supply Agreement

Mississauga, Ontario — November 17, 2009 (NASDAQ: HYGS (trading under “HYGSD” temporarily); TSX: HYG). Hydrogenics previously announced that on July 20, 2009, it had terminated its manufacturing and supply agreement (the “Supply Agreement”) dated August 9, 2006 with American Power Conversion Corporation (“APC”). In the notice of termination, the company had requested a termination payment of approximately US$2.1 million by APC, as determined by a formula in the Supply Agreement based on the number of products for which APC had issued orders and paid for under the Supply Agreement.

Although the parties used efforts to resolve the matter short of litigation, those efforts did not resolve the matter and on November 13, 2009, Hydrogenics filed a complaint against APC in the U.S. District Court for the District of Massachusetts in connection with the Supply Agreement entitled Hydrogenics Corporation v. American Power Conversion Corporation, Civil Action 09-11947.  The complaint seeks an award of the termination payment of US$2,136,420, plus damages and interest for APC’s breach of the Supply Agreement, including for APC not meeting its contractual obligation to purchase 500 HyPM® XR 12 kW Fuel Cell Power Modules under the terms of the Supply Agreement.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements and other statements concerning Hydrogenics’ expectations and strategies and management’s beliefs and intentions about its future results and goals in connection with any dispute or resolution with, or payment from, APC.  Hydrogenics believes the expectations reflected in its forward-looking statements are reasonable, although cannot guarantee future results, payment from APC, a particular resolution or other future events.  These statements are based on the management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks inherent in matters relating to dispute resolution or litigation, risks in negotiation with APC to resolve matters or in proceeding with a dispute with APC in the event an amicable resolution is not reached. Readers should not place undue reliance on these forward-looking statements.  Readers are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission, for a more complete discussion of the factors that could affect the foregoing forward-looking statements.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

For further information, contact:

Company Contact:	Investor Relations Contact:
Lawrence Davis, Chief Financial Officer	Chris Witty
(905) 361-3633	(646) 438-9385
investors@hydrogenics.com	cwitty@darrowir.com